UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in Exhibits 1.1, 3.1, 3.2, 4.1, 5.1, and 8.1 of this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-224206).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2020	BROOKFIELD RENEWABLE PARTNERS, L.P.
By its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1.1	Underwriting Agreement, dated February 19, 2020, among the underwriters named therein and Brookfield Renewable Partners L.P.

3.1	Sixth Amendment, dated February 24, 2020, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.

3.2	Sixth Amendment, dated February 24, 2020, to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.

4.1	Form of 5.25% Class A Preferred Limited Partnership Units, Series 17 Certificate.

5.1	Opinion of Appleby (Bermuda) Limited, dated February 24, 2020, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated February 24, 2020, relating to tax matters.

23.1	Consent of Appleby (Bermuda) Limited (included as part of Exhibit 5.1).

23.2	Consent of Torys LLP (included as part of Exhibit 8.1).